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                                                                    Exhibit 12.1



                            THE BRICKMAN GROUP, LTD.
                                  EXHIBIT 12.1
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)


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
                                                                                     Predecessor                          Successor
                                                         ---------------------------------------------------------------  ----------
                                                                                                  For the       For the    For the
                                                                                                   period        three      three
                                                                                                  January 1,     months     months
                                                                Year Ended December 31,            2002 to       ended      ended
                                                         --------------------------------------  December 19,  March 31,   March 31,
                                                           1998      1999       2000      2001       2002         2002       2003
                                                          ------    ------     ------    ------     ------     ---------  ----------
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES:
  Income before income taxes                               5,609    10,794     16,977    24,520     31,713       (3,418)    (9,483)
  Fixed charges                                           18,773    19,914     21,661    21,284     20,168        4,926     (5,586)
                                                          ------    ------     ------    ------     ------       ------      -----
    Earnings before income taxes and fixed charges        24,382    30,708     38,638    45,804     51,881        1,508     (3,897)
  Preferred stock dividend accretion                       7,983     9,803     11,007    12,399     13,742        3,290         --
                                                          ------    ------     ------    ------     ------       ------      -----
    Earnings before income taxes and fixed charges        16,399    20,905     27,631    33,405     38,139       (1,782)    (3,897)


FIXED CHARGES:
  Interest on indebtedness, net                            9,662     8,958      9,492     7,550      4,841        1,248      5,038
  Amortization of deferred financing costs                   340       356        356       371        429           98        240
  Preferred stock dividend accretion                       7,983     9,803     11,007    12,399     13,742        3,290         --
  Estimated interest factor for rentals                      788       797        806       964      1,156          290        308
                                                          ------    ------     ------    ------     ------       ------      -----
    Total fixed charges                                   18,773    19,914     21,661    21,284     20,168        4,926      5,586


RATIO OF EARNINGS TO FIXED CHARGES                            --       1.0x       1.3x      1.6x       1.9x          --         --
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